NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON MAY 15, 2024
- AND -
MANAGEMENT INFORMATION CIRCULAR

MARCH 26, 2024

March 26, 2024
Dear Shareholder:
Important Notice regarding Participation in the Annual Meeting of Shareholders on May 15, 2024
Oncolytics Biotech Inc. (“Oncolytics”) will be conducting its annual meeting (the “Meeting”) of shareholders scheduled for 4:00 p.m. (Toronto time) on Wednesday, May 15, 2024 in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1612. While shareholders and duly appointed proxyholders will not be able to attend the Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate at the Meeting and vote on the matters considered at the Meeting. Detailed instructions about how to participate in the Meeting can be found in the accompanying Notice of Special Meeting of Shareholders and Management Information Circular in respect of the Meeting.
Our annual corporate update presentation and Q&A for institutional investors and analysts will follow the formal portion of the Meeting. The corporate update, beginning immediately following the Meeting at approximately 4:30 p.m. (Toronto time), may be accessed by dialing +1-888-231-8191 for callers in North America. Overseas callers should contact investor relations at Oncolytics for the toll-free dial information for their country. The live webcast of the call will be accessible on the Investor Relations page of Oncolytics’ website at www.oncolyticsbiotech.com and will be archived for three months.
Registered shareholders (who have not appointed a proxyholder) and duly appointed proxyholders (including non-registered shareholders who appoint themselves as proxyholders) will be able to virtually attend the Meeting, vote and ask questions, all in real-time, provided they are connected to the internet. Non-registered shareholders who have not properly appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to vote or ask questions at the Meeting. Non-registered shareholders who wish to vote and ask questions at the Meeting must appoint themselves as proxyholder and register with our transfer agent, TSX Trust Company as described under “How to Appoint and Register a Proxyholder,” in the accompanying Management Information Circular in respect of the Meeting.
We strongly encourage all shareholders, whether or not they plan on virtually attending the Meeting, to vote by completing and submitting their proxies or voting instruction forms, as applicable, well in advance of the Meeting. The deadline for voting or receiving proxies in relation to the Meeting is 4:00 p.m. (Toronto time) on May 13, 2024. Information on how to vote one’s shares by proxy is available in the accompanying Management Information Circular.

Sincerely yours,
(signed) Dr. Matthew C. Coffey,
President and Chief Executive Officer

TABLE OF CONTENTS
Page

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDER	4

MANAGEMENT INFORMATION CIRCULAR	5

SOLICITATION OF PROXIES	5
HOW TO VOTE YOUR COMMON SHARES	5
HOW TO PARTICIPATE IN THE MEETING	7
NOTICE TO SHAREHOLDERS IN THE UNITED STATES	8
NOTICE-AND-ACCESS	8
PERSONS MAKING THE SOLICITATION	9
EXERCISE OF DISCRETION BY PROXY	9
REVOCABILITY OF PROXY	9
VOTING COMMON SHARES AND THE PRINCIPAL HOLDERS OF COMMON SHARES	10
BUSINESS OF THE MEETING	10
COMPENSATION DISCUSSION AND ANALYSIS	15
DIRECTOR COMPENSATION	21
EQUITY COMPENSATION PLAN INFORMATION	23
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	28
TERMINATION AND CHANGE OF CONTROL BENEFITS	28
PENSION PLAN BENEFITS	29
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	29
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	29
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	29
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	29
ADDITIONAL INFORMATION	34

SCHEDULE A MANDATE OF THE BOARD OF DIRECTORS	A-1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of Oncolytics Biotech Inc. (the “Corporation”) will be held as follows:
When:     Wednesday, May 15, 2024 at 4:00 p.m. (Toronto time)
Where: Virtual-only meeting via live audio webcast online at https://virtual-meetings.tsxtrust.com/1612
Password: onc2024 (case sensitive)
The Meeting will be held for the following purposes:
(a)to receive the audited financial statements of the Corporation for the year ended December 31, 2023, together with the auditors’ report thereon;
(b)to fix the number of directors of the Corporation for the ensuing year at eight (8);
(c)to elect the directors of the Corporation for the ensuing year;
(d)to appoint auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration; and
(e)to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.
Shareholders are referred to the accompanying management information circular dated March 26, 2024 (the “Circular”) for more detailed information with respect to the matters to be considered at the Meeting.
The Meeting is being conducted in a virtual-only format.
Registered Shareholders and duly appointed proxyholders will be able to virtually attend the Meeting, submit questions and vote in real time, provided they are connected to the internet and follow the instructions in the attached the Circular. Non-registered, or beneficial, Shareholders who have not duly appointed themselves as proxyholder will be able to virtually attend the Meeting as guests, but will not be able to vote at the Meeting.
Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a beneficial Shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting the form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your common shares, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder with TSX Trust will result in the proxyholder not receiving a control number to participate in Meeting and only being able to attend as a guest. Guests will be able to listen to the Meeting but will not be able to vote.
DATED as of the 26th day of March, 2024.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) Dr. Matthew C. Coffey
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
Except where indicated otherwise, the following information is dated as at March 26, 2024 and all dollar amounts are in Canadian dollars unless otherwise noted.
SOLICITATION OF PROXIES
This management information circular (the “Circular”) is supplied in connection with the solicitation of proxies by management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) for use at the annual general meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on Wednesday, May 15, 2024 at 4:00 p.m. (Toronto time) for the purposes as described in the “Notice of Annual General Meeting of Shareholders” accompanying this Circular. The Meeting will be held as a virtual-only meeting. A virtual-only meeting format enfranchises and gives all of our Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints or circumstances. See “How to Attend the Meeting” for further information on how you can virtually attend the Meeting.
HOW TO VOTE YOUR COMMON SHARES
Registered Shareholders
You are a Registered Shareholder if your name is recorded in the Corporation’s register of holders of Common Shares and you hold one or more share certificates or a DRS Statement which indicate your name and the number of Common Shares which you own.
Voting by Proxy
As a Registered Shareholder, you will receive a form of proxy from TSX Trust Company representing the Common Shares you hold. You may authorize the management representatives named on the enclosed form of proxy to vote your Common Shares. If you choose this option, you can give your voting instructions in any of the following ways:
Internet:
Go to www.meeting-vote.com and follow the instructions. You will need to refer the Control
Number printed on your proxy voting form.
Mail:
Complete and return your proxy voting form in the envelope provided in your mailing package and mail to:

TSX Trust Company
Proxy Department
P.O. Box 721
Agincourt, Ontario M1S 0A1
Email:
Scan both sides of your completed proxy form and send to email address:
proxyvote@tmx.com
You may also appoint another person to participate in the Meeting as proxyholder on your behalf and vote your Common Shares. If you choose this option, you must strike out the preprinted names and print that person’s name in the blank space provided on the back of the enclosed form of proxy, you may indicate how you want your Common Shares voted, and YOU MUST contact TSX Trust Company by going to

TSX Trust’s website to complete and submit the electronic form at
https://www.tsxtrust.com/control-number-request no later than 4:00 p.m. (Toronto time) on May 13, 2024 and provide TSX Trust with the required information for your appointee so that TSX Trust may provide the appointee with a Control Number. This Control Number will allow your appointee to log in to and vote at the Meeting. Without a Control Number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a Shareholder. The person you appoint must participate in the Meeting and vote on your behalf in order for your votes to be counted.
Unless you intend to participate in the Meeting and vote at the Meeting (see “How to Vote your Common Shares - Registered Shareholders - Voting at the Meeting” below), please remember that your proxy or voting instructions must be received no later than 4:00 p.m. (Toronto Time) on May 13, 2024. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.
Registered Shareholders who have questions regarding the Meeting or require assistance with voting, may contact our proxy solicitation agent, Laurel Hill Advisory Group at 1-877-452-7184 (North American Toll Free), 416-304-0211 (Calls Outside North America) or by email at assistance@laurelhill.com.
Beneficial Shareholders
You are a Beneficial Shareholder if a nominee (i.e. your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary) holds your Common Shares for you, or for someone else on your behalf.
Voting by Proxy
Your nominee may have sent to you the Notice of Meeting, including a voting instruction form or a blank proxy form signed by the nominee. You may provide your voting instructions by filling in the appropriate boxes. Please follow your nominee’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.
If you are a Beneficial Shareholder and you did not receive a form of proxy or voting instruction form with a Control Number please contact your nominee.
Unless you intend to participate in the Meeting and vote at the Meeting (see “How to Vote your Common Shares - Beneficial Shareholders - Voting at the Meeting” below), please remember that your proxy or voting instructions must be received no later than 4:00 p.m. (Toronto Time) on May 13, 2024.
Voting at the Meeting
Your nominee may have sent to you the Notice of Meeting, including a voting instruction form or a blank proxy form signed by the nominee. You may provide your voting instructions by filling in the appropriate boxes. Please follow your nominee’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone. You can give your voting instructions in any of the following ways:
Internet:
Go to www.proxyvote.com and follow the instructions. You will need to refer the Control
Number printed on your voting instruction form to vote your shares.
Mail:
Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.

Telephone:
Call the telephone number printed on your VIF. Enter the 16-digit control number printed on the VIF and follow the interactive voice recording instructions to vote your shares.

If you are a Beneficial Shareholder and you did not receive a form of proxy or voting instruction form with a Control Number please contact your nominee.
Unless you intend to participate in the Meeting and vote at the Meeting (see “How to Vote your Common Shares - Beneficial Shareholders - Voting at the Meeting” below), please remember that your proxy or voting instructions must be received no later than 4:00 p.m. (Toronto Time) on May 13, 2024. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.
There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners). Oncolytics may be utilizing the Broadridge QuickVote™ service to assist eligible Shareholders with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.
Beneficial Shareholders who have questions regarding the Meeting or require assistance with voting, may contact our proxy solicitation agent, Laurel Hill Advisory Group at 1-877-452-7184 (North American Toll Free), 416-304-0211 (Calls Outside North America) or by email at assistance@laurelhill.com.
HOW TO PARTICIPATE IN THE MEETING
The Corporation is holding the Meeting in a virtual-only format, which will be conducted via live webcast. Shareholders will not be able to physically attend the Meeting in person.
Participating in the Meeting online enables Registered Shareholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves as proxyholder, to listen to the Meeting and to submit questions. Registered Shareholders and duly appointed proxyholders can also vote at the appropriate times during the Meeting.
Questions relating to the business of the Meeting may be raised when the particular item of business is being considered at the Meeting and will be addressed at that time, prior to voting on such item of business. Following completion of the business of the Meeting, the Chief Executive Officer will open the floor to questions, during which time registered shareholders and duly appointed proxyholders will have an opportunity to ask questions relating to the Corporation, its performance and its operations. Registered shareholders and duly appointed proxyholders attending virtually may submit questions through the online platform during the Meeting by selecting the “Messaging” tab at the top of the screen, and entering your comment or question in the “Ask a Question” box at the top of the messaging screen. Instructions will be available on the virtual Meeting site and technical assistance will be available. Questions can be submitted at any time during the Meeting. Questions will be read aloud so that all persons in attendance, in person and virtually, may hear.
Questions will be answered in the order received. If you have more than one question, we request that out of courtesy to your fellow shareholders, you ask one question at a time and then return to the queue with any follow-up question you may have. Similar questions may be aggregated by the moderator, and questions and answers will be posted on our website following the Meeting. In the event we run out of time to answer all questions, we encourage registered shareholders and duly appointed proxyholders to submit their questions in writing to our Investor Relations team at the contact information listed elsewhere in this Circular so they, along with management’s answers, can also be posted to our website. The responses to questions submitted by registered shareholders and duly appointed proxyholders attending virtually that are not answered at the Meeting, will also be posted to our website.
Step 1:    Log in online at https://virtual-meetings.tsxtrust.com/1612. We recommend that you log in at least 15 minutes before the Meeting starts.
Step 2:        Follow these instructions:
Registered Shareholders: Click “I have a control number” and then enter your control number and password: onc2024 (case sensitive) The control number located on the form of proxy or in the email notification you received from TSX Trust is your control number. If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the Meeting.
Duly appointed proxyholders: Click “I have a control number” and then enter your control number and password: onc2024 (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a control number by email from TSX Trust after the proxy voting deadline has passed.
Guests (including Beneficial Shareholders who have not duly appointed themselves as proxyholder): Click “Guest” and then complete the online form.
If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
Our solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the U.S. should be aware that requirements are different than those of the U.S. applicable to proxy statements under the U.S. Exchange Act.
It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since we are located outside the U.S., and certain of the Corporation’s officers and directors are residents of a country other than the U.S. You may not be able to sue or effect service of process upon a non-U.S. entity or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. entity and its affiliates to subject themselves to a U.S. court’s judgment or to enforce a judgment obtained from a U.S. court against the Corporation.
NOTICE-AND-ACCESS
We have elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to beneficial Shareholders but not in respect of mailings to registered holders of our Common Shares (i.e. a Shareholder whose name appears on our records). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials.

We will be delivering proxy-related materials to non-objecting beneficial Shareholders directly with the assistance of Broadridge Financial Solutions, Inc. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial Shareholders.
A paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial Shareholders who previously requested to receive information.
PERSONS MAKING THE SOLICITATION
The solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation and mailing of this Circular and related materials will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically compensated for any such activity. The Corporation has also retained Laurel Hill Advisory Group as its strategic shareholder communications advisor and proxy solicitation agent. In connection with these services, Laurel Hill will receive C$35,000 plus reasonable out-of-pocket expenses.
Shareholders who have questions regarding the Meeting, our notice-and-access document or require assistance with voting, you may contact Laurel Hill at 1-877-452-7184 (North American Toll Free), 416-304- 0211 (Calls Outside North America) or by email at assistance@laurelhill.com.
EXERCISE OF DISCRETION BY PROXY
The persons named in the form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted:
•FOR fixing the number of directors of the Corporation for the ensuing year at eight (8);
•FOR the election of the directors referred to in this Circular; and
•FOR the appointment of EY LLP as the Corporation’s auditors to hold office until the next annual meeting of the Corporation with its remuneration to be fixed by the Board.
The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxyholders.
REVOCABILITY OF PROXY
Submitted proxies may be revoked at any time prior to exercising it. If you have given a proxy and attend the Meeting at which the proxy is to be used in person, you may revoke the proxy and vote in person instead. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a Shareholder being a corporation, under the corporate seal or by a duly authorized officer or attorney. The proxy can be deposited either with TSX Trust as described above under the heading “How to Vote Your Common Shares” or at the registered office of the Corporation, being McCarthy Tétrault LLP, 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Michael Bennett, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, at which point the proxy is revoked.

VOTING COMMON SHARES AND THE PRINCIPAL HOLDERS OF COMMON SHARES
Voting of Common Shares - General
The record date for the purpose of determining holders of Common Shares is March 26, 2024 (the “Record Date”). Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote at the Meeting on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than the day that is ten calendar days before the Meeting or any adjournment thereof, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.
The Corporation is authorized to issue an unlimited number of Common Shares. As at March 26, 2024, there are 75,419,768 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.
When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by TSX Trust is entitled to cast such vote.
Quorum for the Meeting
At the Meeting, a quorum shall consist of two persons present in person holding or representing by proxy not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Shareholders present either in person or by proxy shall form a quorum.
Principal Holders of Common Shares
To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.
BUSINESS OF THE MEETING
Item 1 -     Consolidated Financial Statements and Auditors’ Report
The audited financial statements for the financial year ended December 31, 2023 of the Corporation together with the auditors’ report thereon have been delivered to the Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2023 financial statements, the questions may be brought forward at the Meeting.
Item 2 - Fixing the Number of Directors of the Corporation
The articles of the Corporation provide for a minimum of 3 directors and a maximum of 11 directors. There are currently eight (8) directors. At the Meeting, Shareholders will vote, by ordinary resolution, to fix the number of directors of the Corporation at eight (8). Approval of the ordinary resolution in respect of this matter requires the affirmative vote of a majority of the votes cast in respect thereof by the holders of

Common Shares represented at the Meeting. It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the ordinary resolution to fix the number of directors at eight (8).
Item 3 - Election of Directors
At the Meeting, eight (8) directors are to be elected. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the accompanying form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.
The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed.
All of the nominees are now members of the Board and have been since the dates indicated below. The term of each current director’s appointment will expire at the Meeting. It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of each of the nominees specified below as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion.
The following table sets forth for all persons nominated by management for election as directors, their province/state and country of residence, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of March 26, 2024.

Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
Patricia Andrews(2)(3) New York, U.S. Director since January 5, 2024
Ms. Andrews was the CEO of Sumitomo Pharma Oncology, Inc., a clinical-stage research and development biopharmaceutical company, and Global Head of Oncology and an Executive Officer for Sumitomo Pharma Co., Ltd. from 2017 to 2023. Prior to joining this organization in 2013, she was Executive Vice President and Chief Commercial Officer at Incyte for four years, where she established the commercial organization and launched its first-in-class, first-in-disease oncology product Jakafi®. She was also responsible for business development and completed multiple significant product licensing deals for Incyte. Ms. Andrews held increasing leadership positions at Pfizer from 1991-2008, with her final role being Vice President and General Manager of the U.S. Oncology Business Unit. Ms. Andrews received her M.B.A. from the University of Michigan and her B.A. from Brown University. Ms. Andrews also serves on the board of GlycoMimetics.
Nil

Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
Deborah M. Brown, MBA, ICD.D(4)(5) Ontario, Canada Director since November 2, 2017	Ms. Brown currently leads Canadian Strategic Partnerships at Eversana, a leading provider of global commercial services to the life sciences industry. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company’s U.S. operations, and President and Managing Director of the company’s Canadian operations. In 2012, Ms. Brown was Chair of the National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She also currently sits on the Board of the HBSPCA. Ms. Brown holds an MBA from Western University’s School of Business, an Hons B.Sc. from the University of Guelph, and has completed the Institute of Corporate Directors Designation (ICD.D).	48,948
Matthew C. Coffey, Ph.D., MBA Alberta, Canada Director since May 11, 2011
A co-founder of the Corporation, Dr. Coffey completed his doctorate degree in oncology at the University of Calgary with a focus on the oncolytic capabilities of the reovirus. The results of his research have been published in various respected scientific journals, including Science, Human Gene Therapy, and The EMBO Journal. Dr. Coffey took over as Chief Executive Officer in late 2016, prior to which he was Chief Operating Officer since December 2008. Since co-founding the Corporation, he has also held the positions of Chief Scientific Officer from December 2004 to December 2008, Vice-President of Product Development from July 1999 to December 2004, and Chief Financial Officer from September 1999 to May 2000.
		96,333
Angela Holtham,(4)(5) MBA, FCPA, FCMA, ICD.D Ontario, Canada Director since June 18, 2014	Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. In 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in myriad initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. In more recent years she has held numerous governance roles on various Boards in both the publicly traded and not-for-profit sectors and held short term contract positions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto - Rotman School of Management and has completed the Institute of Corporate Directors Designation (ICD.D).	127,238
James T. Parsons, MAcc., CPA, CA(2)(4) Ontario, Canada Director since June 16, 2022	Mr. Parsons served as the Chief Financial Officer (CFO) of Trillium Therapeutics Inc. (TSX: TRIL) (NASDAQ: TRIL) from August 2011 through its acquisition by Pfizer in November 2021 for an aggregate purchase price of approximately U.S.$2.2 billion. Prior to his time at Trillium, Mr. Parsons served as Vice President, Finance, at DiaMedica Therapeutics Inc, CFO of ProMIS Neurosciences (formerly Amorfix Life Sciences Ltd.), and CFO and Vice President, Finance and Administration, at Aptose Biosciences Inc. (formerly Lorus Therapeutics). Mr. Parsons has been a Director and the Chair of the Audit Committees of Sernova Corp. (TSX: SVA) and DiaMedica Therapeutics Inc. (NASDAQ: DMAC) since 2012 and 2015, respectively.	Nil
Wayne Pisano, MBA(6) Pennsylvania, U.S. Director since May 9, 2013	Mr. Pisano has served as a Director/Chairman of several publicly traded companies in the US and Canada and has more than 30 years of experience as a pharmaceutical industry executive. He served as the president and CEO of VaxInnate, a privately held biotech company from January 2012 to November 2016. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He joined Sanofi Pasteur in 1997, assuming increasing levels of responsibility. He was promoted to President and CEO in 2007, the position he successfully held until his retirement in	189941

Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
2011. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor’s degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio.
Jonathan Rigby, MBA(2) Louisiana, U.S. Director since August 30, 2022
Mr. Rigby is currently an advisor to Guidepoint and until January 2024 was the Group Chief Executive Officer (CEO) of Revolo Biotherapeutics, where he leads a team focused on the development of therapies for autoimmune and allergic diseases. Previously, he was the CEO of SteadyMed Ltd., which he led through a NASDAQ listing and sale to United Therapeutics Corporation. Prior to his time at SteadyMed, Mr. Rigby co-founded Zogenix, Inc., a CNS-focused specialty pharmaceutical company that was acquired by UCB in a transaction valued at up to approximately U.S. $1.9 billion. Before co-founding Zogenix, Mr. Rigby held roles of increasing responsibility in commercial and business development functions at large pharmaceutical companies such as Merck, Bristol Myers Squibb, and Profile Therapeutics (now Phillips Medical). In addition to his appointment as a director of the Corporation, Mr. Rigby is also a member of the ImmunoMolecular Therapeutics Board of Directors and the Chairman of BioPlus Acquisition Corp., a Nasdaq-listed biotech acquisition company. He holds a B.S. with Honors in Biological Sciences from Sheffield University, UK, and an M.B.A. from Portsmouth University, UK.
Nil
Bernd R. Seizinger, M.D., Ph.D.(3)(5) New Jersey, U.S. and Munich, Germany Director since June 8, 2015
Dr. Seizinger has been board member/chairman in multiple public and private biotech companies in the US and Europe. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University, and Massachusetts General Hospital. He also currently sits on multiple biotech boards, including four additional public boards: Aptose Biosciences, Aprea Therapeutics, Nykode Therapeutics, and BioInvent.
314,863
Notes:
(1)The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.
(2)Member of the Governance Committee. Mr. Rigby is Chair of this Committee.
(3)Member of the Science & Development Committee. Dr. Seizinger is the Chair of this Committee.
(4)Member of the Audit Committee. Ms. Holtham is Chair of this Committee.
(5)Member of the Compensation Committee. Ms. Brown is Chair of this Committee.
(6)Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit, Governance and Science & Development Committees.

Majority Voting Policy
The Board has adopted a Majority Voting Policy which relates to the election of directors. This policy requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chair and to the President, subject to acceptance by the Board. The policy does not apply in circumstances involving contested director elections. The Board is required to consider the resignation, having regard to the best interests of the Corporation and all factors considered relevant and to: (i) accept the resignation; (ii) maintain the director but address what the Board believes to be the underlying cause of the withhold votes; or (iii) reject the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Board with respect to his or her resignation unless there are fewer than three directors who are not required to tender a resignation, in which event the entire Board will proceed in making the determination. To the extent that the Board accepts one or more director resignations, the Board will also determine whether to fill any vacancy prior to the next meeting of the shareholders.
Corporate Cease Trade Orders or Bankruptcies
None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director, chief executive officer or chief financial officer of any company that, while such person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.
None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Other than as described below, none of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director or executive officer of any company that, while acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Mr. Seizinger was a non-executive independent director of Opsona Therapeutics Ltd., a private company formed under the laws of Ireland, which filed for a creditors’ voluntary liquidation under applicable Irish law in December 2018.
Personal Bankruptcies
None of the above proposed directors have, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
Penalties and Sanctions
None of the above proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the proposed director.
Item 4 - Appointment and Remuneration of the Auditors
The Corporation has requested that EY LLP, Chartered Accountants act as independent auditors for the Corporation subject to Shareholder approval. It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the ordinary resolution to appoint the firm of EY LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of EY LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of EY LLP, Chartered Accountants, as auditors of the Corporation.
COMPENSATION DISCUSSION AND ANALYSIS
The Corporation has formed a compensation committee (the “Compensation Committee”) which consists of three outside, independent directors: Ms. Brown (Chair); Ms. Holtham; and Dr. Seizinger. Mr. Pisano, the Chair of the Board, serves as an ex officio member of the Compensation Committee. No member of the Compensation Committee has been an employee officer of the Corporation or any of its affiliates.
Philosophy & Governance of Compensation
The Compensation Committee exercises general responsibility for the Corporation’s human resources and compensation policies and processes. Among other responsibilities, the Compensation Committee reviews and makes recommendations to the Board regarding the amount of regular and incentive compensation to be paid to the Chief Executive Officer and the amounts of regular and incentive compensation to be paid to certain designated executives after considering the Chief Executive Officer’s assessment of the performance of such executives.
Each member of the Compensation Committee is an independent director and is ineligible to participate in any of the Corporation’s executive officer compensation programs other than the Stock Option Plan and the Share Award Plan (each as defined herein). Each member has extensive director and officer experience with various public and private companies in the design and implementation of executive compensation plans.
The Corporation has adopted a Compensation Framework (the “Framework”) which guides the Corporation’s compensation philosophy. The Framework is structured to enable the Corporation to attract and retain the qualified personnel required to be successful in what is an enormously competitive international environment, encourage commitment to the Corporation and its goals, align executive interests with those of its shareholders, and reward executives for performance in relation to overall corporate progress goals.
In arriving at its recommendations for compensation, the Compensation Committee using the Framework, considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations.
Peer Group
The Framework uses a board-approved peer group to help guide, benchmark, and assess the Corporation’s compensation program. Generally, the desire is to approach the 50th percentile for each of the components of compensation, balancing base salary along with short- and long-term incentives. In arriving at a peer group, the Corporation engages the assistance of a compensation consultant (currently Radford, an Aon Company “Radford”) who assists the Compensation Committee with a peer list of companies selected on the basis of being of similar size (in terms of the number of employees), value (in terms of market cap), and operating in a similar environment. The list of comparator companies is reviewed and approved by the Compensation Committee and discussed with the Corporation’s Board of Directors (the “Peer Group”). The Peer Group is updated at least every three years.
Corporate Objectives
A core tenet of the Framework is that compensation should be based on performance. To measure performance, it is necessary to have previously agreed-to objectives against which to measure success. The Corporation is divided into specific functional groups, currently Clinical Development, Manufacturing,

Business Development and Finance. Management, in conjunction with the Compensation Committee, recommends to the Board a set of annual objectives for each functional group and is focused on the approved strategic direction of the Corporation. The Compensation Committee is tasked with establishing the associated performance weighting. The objectives are intended to be measurable, achievable and meaningful for the Corporation and each functional group.
Compensation Risks
Following a review of the risks in the Corporation’s compensation policies and practices, the Compensation Committee found no risks that are reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee’s role of approving the compensation policies and practices includes considering whether the compensation policies and practices could encourage a Named Executive Officer (as defined below) to take inappropriate or excessive risks.
Under the Corporation’s corporate trading policy, insiders (including Named Executive Officers and directors) are not permitted to hedge their position in Common Shares, Options, Share Awards, deferred share units, performance share units, debentures or other debt instruments by use of any financial instrument, which would include but is not limited to options, puts, calls, warrants or short sells, designed to benefit the holder from a change in the market value of the Common Shares.
Clawback Policy
On November 2, 2023, the Board adopted a Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Corporation in the event the Corporation is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer.
Executive Compensation Elements
The Framework establishes the key elements of the compensation program to include base salary, health benefits, and payments allocated to employees to be directed by them to their personal retirement accounts. As well, short- and long-term incentives are also part of the Corporation’s compensation program.
Base Salary
The base salary of each executive undergoes a comparison with the Peer Group. For 2023, the Compensation Committee retained the services of Radford to conduct a review and update of the Peer Group and provide executive compensation benchmarking services. The review findings indicated that the base salaries of the Chief Executive Officer and Chief Financial Officer were below the 25th percentile of the Peer Group. As a result, the Board approved adjustments to the base salaries of the two executives to move towards the middle of the Peer Group’s salary range.
Short- and Long-Term Incentives
The Chief Executive Officer of the Corporation is eligible for a short-term incentive bonus of up to 50% of his base salary, the Chief Financial Officer and Chief Medical Officer are eligible for a short-term incentive bonus of up to 40% of their respective base salary, Vice President, Product Development is eligible for a short-term incentive bonus of up to 35% of her base salary, and the Vice President, Clinical Operations is eligible for up to 25% of her base salary. For each executive, 100% of the short-term incentive bonus is based on corporate objectives.
For 2023, the corporate performance objectives prioritized clinical development, business development activity, and financing objectives. The clinical development objectives focused on defining and implementing an approval pathway for the treatment of pancreatic cancer, moving the breast cancer program towards a license-enabling study based on the clinical data coming from the BRACELET-1 study, and leveraging data from the BRACELET and GOBLET studies to further define additional opportunities for pelareorep. The business development objectives focused on engaging pharma in an effort to support the Corporation’s clinical objectives either through a licensing, co-development or supply agreement. The financing objectives primarily related to investor relations and funding efforts to increase the Corporation’s institutional ownership.
Quantitative measures were generally not established for the corporate objectives for 2023. Instead, these performance objectives and areas of emphasis were used as a guide by the Compensation Committee and the Board of Directors in determining overall corporate performance as they represented those areas in which the executive team and the employees were expected to focus their efforts during the year. In evaluating management’s performance relative to corporate performance for 2023, the Compensation Committee determined to award a corporate achievement level of 70%. This corporate achievement level was then used to determine the short-term incentive bonuses for each executive and are set forth in the “Summary Compensation Table” below.
The Corporation utilizes Options and Share Awards to ensure that the long-term interests of its executives align with the interests of the Corporation’s shareholders. The Board determines and approves the amount of each Option and Share Award grant based on the overall performance of the Corporation and in conjunction with the Peer Group ownership benchmarks. Typically, when Options are awarded, a third of the executive’s option grant vests immediately, a third vests on the first anniversary and the final third vests on the second anniversary. When Share Awards are granted, vesting occurs annually over a three-year period. The value of the long-term incentive Option and Share Award grants are listed in the “Summary Compensation Table” below.
Performance Graph
The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2018 to December 31, 2023 (assuming a $100 investment was made on December 31, 2018) with the cumulative total return of the S&P/TSX Capped Health Care Index over the same period, assuming reinvestment of dividends.

As outlined in the compensation discussion and analysis, the Compensation Committee balances the various short-term and long-term objectives and provides bonuses, Options and Share Awards based on performance against these objectives. The movement in share price based upon one index is not considered wholly representative of the actions to be taken regarding compensation.

	Dec 31, 2018	Dec 31, 2019	Dec 31, 2020	Dec 31, 2021	Dec 31, 2022	Dec 31, 2023
S&P/TSX Capped Health Care Index	100.00	88.84	69.93	53.43	22.58	27.57
Oncolytics Biotech Inc.	100.00	245.02	120.32	69.72	88.45	71.31

Compensation Advisors and Executive Compensation-Related Fees
The Compensation Committee, from time to time, engages external compensation advisors to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers. The Corporation retained an external compensation advisor for the year-ended December 31, 2023. The table below summarizes the fees billed by the specialist related to determining compensation for the Corporation’s directors and executives (“Executive Compensation Related Fees”) and the fees billed by the specialist related to other services (“All Other Fees”) for the financial years ended December 31, 2023 and 2022.

Year ended	Executive Compensation-Related Fees $	All Other Fees $
December 31, 2023	61,101	Nil
December 31, 2022	Nil	Nil

Summary Compensation Table
The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, in Canadian dollars, to the individuals who were, at December 31, 2023, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers whose total compensation was, individually, more than $150,000, and such other individuals as required under applicable securities laws (collectively, the “Named Executive Officers”) of the Corporation.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based Awards(1) ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation(2) ($)	Total compensation ($)
Dr. Matthew C. Coffey(3)	2023	735,223	401,890	760,146	257,328	Nil	Nil	91,436	2,246,023
President and Chief	2022	654,404	Nil	136,616	310,842	Nil	Nil	83,198	1,185,060
Executive Officer	2021	637,200	Nil	1,038,690	273,996	Nil	Nil	81,149	2,031,035

Kirk J. Look	2023	533,404	196,443	366,180	149,353	Nil	Nil	74,786	1,320,166
Chief Financial Officer	2022	486,593	Nil	109,293	184,905	Nil	Nil	69,354	850,145
	2021	473,800	Nil	425,741	162,987	Nil	Nil	67,669	1,130,197

Dr. Thomas C. Heineman(4)(5)	2023	615,207	184,575	342,774	172,258	Nil	Nil	46,999	1,361,813
Chief Medical Officer	2022	599,999	Nil	109,293	228,000	Nil	Nil	44,679	981,971
	2021	519,798	Nil	346,592	134,108	Nil	Nil	42,940	1,043,438

Allison Hagerman	2023	410,313	53,529	98,639	100,527	Nil	Nil	64,631	727,639
Vice President,	2022	390,774	Nil	109,293	129,932	Nil	Nil	61,449	691,448
Product Development	2021	380,500	Nil	176,987	98,169	Nil	Nil	59,221	714,877

Amy G. Levin(4)(6)	2023	423,232	45,316	83,801	74,066	Nil	Nil	57,132	683,547
Vice President, Clinical	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Operations	2021	Nil	Nil	NIl	Nil	Nil	Nil	Nil	NIl
Notes:
(1)The value of share and option-based awards are based on the grant date assumptions as disclosed in note 11 “Share-Based Compensation” in the Corporation’s 2023 audited consolidated financial statements.
(2)The dollar amounts set forth under this column are related to contributions to the officers’ respective retirement savings plan and amounts provided for health care benefits by the Corporation.
(3)None of the compensation paid to Dr. Coffey related to his role as a director of the Corporation.
(4)U.S. Employees are paid salaries, bonuses and other compensation in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of U.S.$1.00 = $1.3226, $1.3544 and $1.2678 for the years 2023, 2022 and 2021, respectively.
(5)Dr. Heineman was appointed as the Global Head of Clinical Development and Operations of Oncolytics Biotech (U.S.) effective August 3, 2020. He was then promoted to Chief Medical Officer of Oncolytics Biotech (U.S.) effective December 21, 2021.
(6)Ms. Levin was appointed as the Vice President, Clinical Operations effective January 1, 2023.

Outstanding Option-Based Awards and Share-Based Awards
The following table sets forth for each Named Executive Officer all option-based awards (comprised of Options granted under the Stock Option Plan) and share-based awards (comprised of restricted share awards (“RSAs”) granted under the Share Award Plan) outstanding as of December 31, 2023.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date(2)	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Matthew	25,263	16.53	11-Dec-23	Nil	174,500	312,355	Nil
C. Coffey	175,000	1.45	13-Dec-23	59,500
	300,000	3.17	11-Dec-24	Nil
	77,263	3.99	1-Dec-25	Nil
	65,000	2.08	10-Dec-25	Nil
	420,000	3.40	8-Mar-26	Nil
	100,000	2.31	9-Dec-26	Nil
	42,105	2.66	16-Jan-27	Nil
	301,000	2.76	15-Aug-28	Nil
	350,000	1.91	8-Dec-28	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date(2)	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)
Kirk J. Look	16,842	16.53	11-Dec-23	Nil	90,300	161,637	Nil
	125,000	1.45	13-Dec-23	42,500
	250,000	3.17	11-Dec-24	Nil
	48,842	3.99	1-Dec-25	Nil
	55,000	2.08	10-Dec-25	Nil
	155,000	3.40	8-Mar-26	Nil
	80,000	2.31	9-Dec-26	Nil
	31,578	2.66	16-Jan-27	Nil
	105,000	2.76	15-Aug-28	Nil
	231,700	1.91	8-Dec-28	Nil

Dr. Thomas C.	100,000	3.17	11-Dec-24	Nil	86,000	153,940	Nil
Heineman	70,000	2.84	1-Aug-25	Nil
	55,000	2.08	10-Dec-25	Nil
	120,000	3.40	8-Mar-26	Nil
	80,000	2.31	9-Dec-26	Nil
	88,900	2.76	15-Aug-28	Nil
	231,700	1.91	8-Dec-28	Nil

Allison	2,105	16.53	11-Dec-23	Nil	25,400	45,466	N/A
Hagerman	80,000	1.45	13-Dec-23	27,200
	30,000	2.73	14-Dec-23	Nil
	2,421	6.84	11-Dec-24	Nil
	200,000	3.17	11-Dec-24	Nil
	5,263	3.90	9-Dec-25	Nil
	55,000	2.08	10-Dec-25	Nil
	45,000	3.40	8-Mar-26	Nil
	80,000	2.31	9-Dec-26	Nil
	7,894	2.66	28-Dec-26	Nil
	21,700	2.76	15-Aug-28	Nil
	72,800	1.91	8-Dec-28	Nil

Amy G. Levin	30,000	3.17	11-Dec-24	Nil	21,100	37,769	Nil
	50,000	2.27	1-Sep-25	Nil
	25,000	2.08	10-Dec-25	Nil
	25,000	2.31	9-Dec-26	Nil
	21,700	2.76	15-Aug-28	Nil
	56,700	1.91	8-Dec-28	Nil
Notes:
(1)As at December 31, 2023, all options granted to our Named Executive Officers had fully vested except for the options granted on March 8, 2021 (expiring March 8, 2026), December 9, 2022 (expiring December 9, 2026), August 15, 2023 (expiring August 15, 2028), and December 8, 2023 (expiring December 8, 2028).
(2)Under the terms of the Stock Option Plan, Options that expire during a “blackout period” (or within five business days thereafter) are deemed to be extended to the tenth (10th) business day after the last day of the applicable blackout period.
(3)These amounts are calculated based on the difference between the closing price of the Common Shares underlying the Options on the Toronto Stock Exchange (“TSX”) on December 29, 2023 ($1.79), and the exercise price of the Options. These amounts include all Options, vested and unvested, as at December 31, 2023.
(4)These amounts are calculated based on the closing price of the Common Shares on the TSX on December 29, 2023 ($1.79).

Value Vested or Earned During the Year
The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2023.

Name	Option-based awards– Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation– Value earned during the year ($)
Dr. Matthew C. Coffey	1,003	Nil	Nil
Kirk J. Look	350	Nil	Nil
Dr. Thomas C. Heineman	5,896	Nil	Nil
Allison Hagerman	72	Nil	Nil
Amy G. Levin	12,072	Nil	Nil

DIRECTOR COMPENSATION
Director Compensation Table
The following table details the compensation received by each director of the Corporation in 2023 who is not a salaried employee of the Corporation.

Name	Fees Earned ($)(1)	Share- based awards(2) ($)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Deborah M. Brown	81,340	Nil	43,614	Nil	N/A	Nil	124,954
Angela Holtham	86,961	Nil	43,614	Nil	N/A	Nil	130,575
James T. Parsons	72,743	Nil	43,614	Nil	N/A	Nil	116,357
Wayne Pisano	110,493	Nil	54,517	Nil	N/A	Nil	165,010
Jonathan Rigby	63,788	Nil	43,614	Nil	N/A	Nil	107,402
Bernd R. Seizinger	80,348	Nil	43,614	Nil	N/A	Nil	123,962
Notes:
(1)Directors are paid fees in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of U.S.$1.00 = $1.3226.
(2)The value of option-based awards is based on the grant date assumptions as disclosed in note 11 “Share-Based Compensation” in the Corporation’s 2023 audited consolidated financial statements.
The Board has approved the following compensation structure for the independent directors.
Annual Retainer
Each director receives a base retainer of U.S.$40,000. In addition to the base retainer directors are eligible to receive the following additional fees depending on committee involvement:
Additional Retainers (U.S.$):

Board chair	$40,000
Audit Committee chair	$20,000
Governance Committee chair	$10,000
Compensation Committee Chair	$12,000
Science & Development Committee Chair	$15,000
Non-chair member of the Audit Committee	$10,000
Non-chair member of the Governance or Science & Development Committee	$5,000
Non-chair member of the Compensation Committee	$6,000

In addition to the combined retainer, the Corporation will grant 30,000 Options annually for directors other than the Chair. The Chair will receive 37,500 Options annually. All such Options vest in their entirety one year following the grant date. New directors will be entitled to receive an initial grant of 45,000 Options, which vest immediately.
The Corporation also reimburses the directors for any reasonable expenses incurred by them while acting in their directors’ capacity. During the year ended December 31, 2023, total compensation of $768,260 was paid to the independent directors which consisted of fee payments of $495,673 and Option-based awards of $272,587.

Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth for each director, other than Named Executive Officers who are directors, all option-based awards (comprised of Options granted under the Stock Option Plan) outstanding as of December 31, 2023. The Corporation had no share-based awards (comprised of Share Awards granted under the Share Award Plan) outstanding as of December 31, 2023.

Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)
Deborah M. Brown	5,263	5.42	7-Nov-27	Nil
	30,000	3.40	8-Mar-26	Nil
	30,000	1.14	16-Jun-26	19,500
	30,000	2.76	15-Aug-28	Nil

Angela Holtham	5,263	13.87	18-Jun-24	Nil
	30,000	3.40	8-Mar-26	Nil
	30,000	1.14	16-Jun-26	19,500
	30,000	2.76	15-Aug-28	Nil

James T. Parsons	45,000	1.14	16-Jun-26	29,250
	30,000	2.76	15-Aug-28	Nil

Wayne Pisano	37,500	3.40	8-Mar-26	Nil
	37,500	1.14	16-Jun-26	24,375
	37,500	2.76	15-Aug-28	Nil

Jonathan Rigby	45,000	1.84	30-Aug-26	Nil
	30,000	2.76	15-Aug-28	Nil

Bernd R. Seizinger	5,263	7.60	8-Jun-25	Nil
	30,000	3.40	8-Mar-26	Nil
	30,000	1.14	16-Jun-26	19,500
	30,000	2.76	15-Aug-28	Nil
Notes:
(1)As at December 31, 2023, all Options granted to our directors had fully vested except for the Options granted on August 15, 2023 (expiring August 15, 2028).
(2)These amounts are calculated based on the difference between the closing price of the Common Shares on the TSX on December 29, 2023 ($1.79), and the exercise price of the Options. These amounts include all Options, vested and unvested, as at December 31, 2023.

Value Vested or Earned During the Year
The following table sets forth for each director the value vested on all option-based awards (comprised of Options granted under the Stock Option Plan), share-based awards (comprised of RSAs granted under the Share Award Plan), value earned on non-equity incentive plan compensation during the financial year and ending December 31, 2023.

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Deborah M. Brown	42,900	Nil

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Angela Holtham	42,900	Nil
Wayne Pisano	53,625	Nil
James T. Parsons	Nil	Nil
Jonathan Rigby	Nil	Nil
Bernd R. Seizinger	42,900	Nil
EQUITY COMPENSATION PLAN INFORMATION
Stock Option Plan
The following is a summary of the Corporation’s Stock Option Plan (“Stock Option Plan”) dated effective as of May 9, 2023.
The Corporation, with the approval of its Shareholders, has established the Stock Option Plan. The number of Common Shares reserved for issuance under the Stock Option Plan and all other security-based compensation arrangements of the Corporation (including the Share Award Plan) in aggregate shall not exceed 14% of the total number of issued and outstanding Common Shares from time to time. As of March 26, 2024, there were 7,031,133 Common Shares issuable pursuant to outstanding Options; nil Common Shares issuable pursuant to outstanding PSAs; and 397,300 Common Shares issuable pursuant to outstanding RSAs, collectively representing approximately 9.8% of the total number of Common Shares issued and outstanding. Accordingly, an aggregate of 3,130,335 Common Shares, being approximately 4.2% of the outstanding Common Shares are unallocated and available for future grants of Options and Share Awards as of March 26, 2024.
Under the Stock Option Plan, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or consultants to, the Corporation or any subsidiary of the Corporation (such persons being “Eligible Persons”) to whom Options may be granted and the number of Options to be granted to each.
Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option can be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.
If any Option shall be exercised or shall expire or terminate for any reason without having been exercised in full, any Common Shares to which such Option relates shall be available for the purposes of the granting of Options under the Stock Option Plan.
The number of Shares that may be acquired under an Option granted to a participant under the Stock Option Plan shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one participant under the Stock Option Plan or any other security-based compensation arrangement of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
Without obtaining the approval of Shareholders in accordance with the rules of the TSX or the requirements of any other stock exchange on which the Common Shares are then listed, no Options shall be granted pursuant to the Stock Option Plan, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation, could result, at any time, in:
(i)    a number of Common Shares issuable pursuant to Options granted to insiders exceeding ten percent (10%) of the number of outstanding Common Shares at any time;

(ii)    the issuance within a one year period to insiders, of a number of Common Shares exceeding ten percent (10%) of the number of outstanding Common Shares; or
(iii)    the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding five percent (5%) of the number of outstanding Common Shares.
The value of Option grants to each non-employee director shall not exceed $150,000 annually for any individual non-employee director (other than initial Option grants to new directors).
The expiration of options is to be no greater than ten years from the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversary following the date of grant, as determined by the Board at the time the Option is granted. Options are not transferable or assignable except to the person or persons to whom the participant’s rights pass by the participant’s will or applicable law following the death or permanent disability of a participant. The Stock Option Plan provides that if the expiration date of an Option occurs during a “blackout period” or within five (5) business days after a blackout period, such expiration date shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable blackout period.
Subject to any written agreement between the Corporation and a participant providing otherwise, if any participant shall cease to be an Eligible Person for any reason other than the termination for cause or the death or permanent disability of the participant, such participant’s Option will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the applicable option period and the ninetieth (90th) day after the date such participant ceases to be an Eligible Person as to the then vested portion of the Option. If a participant ceases to be an Eligible Person as a result of the termination of such participant for cause, effective as of the date notice is given to the participant of such termination, all outstanding Options shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by such participant, and the participant shall not be entitled to receive any Common Shares or other compensation in lieu thereof.
Subject to any written agreement between the Corporation and a participant providing otherwise, if in the event of the death or permanent disability of a participant, any Option previously granted to such participant shall be exercisable until the end of the applicable option period or until the expiration of 12 months after the date of death or permanent disability of such participant, whichever is earlier, and then only: (i) by the person or persons to whom the participant’s rights under the Option shall pass by the participant’s will or applicable law; (ii) to the extent that he or she was entitled to exercise the Option as at the date of the participant’s death or permanent disability.
Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-employee directors, by not more than one year, and in the case of Options held by other persons, by not more than three years, but in no case longer than the normal expiry of the Options.
In the event of a change of control of the Corporation (as such term is defined in the Stock Option Plan), all Options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the Options or the Stock Option Plan for a period of time ending on the earlier of the expiry time of the Option and the ninetieth (90th) day following the change of control.
Subject to any required approval of the TSX and any other stock exchange on which the Common Shares are then listed, the Stock Option Plan and any Options granted thereunder may be amended, modified or terminated by the Board without approval of any participant or Shareholder (provided that no such amendment may be made that will materially prejudice the rights of any participant under any Option previously granted to the participant without consent by such participant). Such changes may include, without limitation:

(i)    amending, modifying or terminating the Stock Option Plan with respect to all Common Shares in respect of Options which have not yet been granted thereunder;
(ii)    making any amendment of a “housekeeping nature”;
(iii)    changing the provisions relating to the manner of exercise of Options;
(iv)    accelerating vesting or extending the expiration date of any Option (provided that such Option is not held by an insider), provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted;
(v)    adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve; and
(vi)    making any addition to, deletion from or alteration of the provisions of the Stock Option Plan or any Option that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other exchange on which the Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Stock Option Plan.
Notwithstanding the foregoing, Shareholder approval is required for any change to the Stock Option Plan or Options granted under it which:
(i)increases the number of Common Shares reserved for issuance under the Stock Option Plan;
(ii)extends eligibility to participate in the Stock Option Plan to persons other than Eligible Persons;
(iii)permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;
(iv)permits awards other than Options to be made under the Stock Option Plan;
(v)extends the term of an Option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period;
(vi)reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);
(vii)changes the insider participation limitation at any time under the Stock Option Plan; or
(viii)amends the amending provision of the Stock Option Plan.
The Corporation’s annual burn rate under the Stock Option Plan was 3.17% for the year ending December 31, 2023, 1.73% for the year ending December 31, 2022 and 3.42% for the year ending December 31, 2021. For this purpose, the burn rate is calculated by dividing the total number of Options granted during the applicable fiscal year divided by the weighted average number of Common shares outstanding for the applicable fiscal year. The burn rate is subject to change, from time to time, based on the number of Options granted and the total number of Common Shares issued and outstanding.

Share Award Plan
The following is a summary of the Corporation’s Incentive Share Award Plan (“Share Award Plan”) dated effective as of May 9, 2023.
The Corporation, with the approval of its Shareholders, has established the Share Award Plan. Under the Share Award Plan, the Board may, at such times and in such amounts as the Board may deem advisable in its sole and absolute discretion, issue PSAs to eligible employees, including officers, and RSAs to Eligible Persons. The number of Common Shares reserved for issuance under the Share Award Plan and all other security-based compensation arrangements of the Corporation (including the Stock Option Plan) in aggregate shall not exceed 14% of the total number of issued and outstanding Common Shares from time to time. As of March 26, 2024, there were 7,031,133 Common Shares issuable pursuant to outstanding Options; nil Common Shares issuable pursuant to outstanding PSAs; and 397,300 Common Shares issuable pursuant to outstanding RSAs, collectively representing approximately 9.8% of the total number of Common Shares issued and outstanding. Accordingly, an aggregate of 3,130,335 Common Shares, being approximately 4.2% of the outstanding Common Shares are unallocated and available for future grants of Options and Share Awards as of March 26, 2024.
Subject to earlier vesting in accordance with the terms of the Share Award Plan and unless otherwise determined by the Board, Share Awards granted under the Share Award Plan vest on the third anniversary date of the date of grant. Upon vesting, each RSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) and each PSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) multiplied by the percentage (“Vesting Percentage”) of outstanding PSAs that will vest based upon the relative achievement of any performance-related measures or criteria as determined by the Board in its sole discretion, which may include the Corporation’s performance compared to identified operational or financial targets and the Corporation’s shareholder return.
The aggregate number of Common Shares issuable at any time to insiders, under all security-based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The aggregate number of Common Shares issued pursuant to all security-based compensation arrangements of the Corporation, within a one year period, shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The Share Award Plan further provides that the aggregate number of Common Shares reserved for issuance to any one participant under all security-based compensation arrangements of the Corporation, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
The maximum number of Common Shares that may be reserved for issuance to non-employee directors pursuant to RSAs under the Share Award Plan is 1% of the Common Shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such non-employee director under any other security-based compensation arrangement, and the total annual grant of RSAs to any one non-employee director cannot exceed a grant value of $150,000 (less the amount awarded to such non-employee director).
The Share Award Plan provides that if the issue date of any Share Award occurs during a blackout period, then the issue date for such Share Award shall not occur until the date which is the tenth (10th) business day after the last day of such blackout period.
Unless otherwise determined by the Board in its sole discretion, upon a Change of Control (as such term is defined in the Share Award Plan), all unvested Share Awards shall become automatically vested (in the case of PSAs, with a deemed Vesting Percentage of 100). Common Shares issuable in respect of Share Awards shall be, and shall be deemed to be, issued to participants effective immediately prior to the completion of the transaction which would result in the Change of Control unless issued prior thereto in accordance with the Share Award Plan.

Unless otherwise determined by the Board or unless otherwise expressly set forth in a Share Award agreement pertaining to a particular Share Award or any written employment or other agreement governing a participant’s role as an Eligible Person if a participant ceases to be an Eligible Person as a result of the termination of such participant for cause or if a participant voluntarily ceases to be an Eligible Person for any reason other than as a result of the death, permanent disability or retirement of the participant, all outstanding Share Awards Agreements under which Share Awards have been granted to such participant shall be terminated. Upon the death, permanent disability or retirement of a participant (other than the early retirement of an eligible employees), all outstanding Share Awards shall immediately vest. If a participant ceases to be an Eligible Person other than in the circumstances provided above, all Share Awards awarded to such participant under any outstanding Share Awards shall fully vest effective as of the date of cessation of employment (the “Cessation Date”), unless otherwise determined by the Board, and the participant shall be entitled to receive the number of Common Shares equal to the number of Share Awards granted multiplied by a fraction (A) the numerator of which is the number of days from the date of grant thereof to the Cessation Date; and (B) the denominator of which is the total number of days during which such Share Award were scheduled to vest upon grant. In such circumstances, the Vesting Percentage in respect of PSAs shall be determined as of the Cessation Date.
The Share Award Plan and any Share Awards granted thereunder may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the TSX. Such changes may include, without limitation:
(ix)amending, modifying or terminating the Share Award Plan with respect to all Common Shares in respect of Share Awards which have not yet been granted thereunder;
(x)making any amendment of a “housekeeping nature”; and
(xi)making any addition to, deletion from or alteration of the provisions of this Plan or any Share Award that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other stock exchange on which the Common Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of this Plan.
Notwithstanding the foregoing, the Share Award Plan or a Share Award may not be amended without shareholder approval to:
(i)increase the number of Common Shares issuable pursuant to outstanding Share Awards at any time;
(ii)change the insider participation limit under the Share Award Plan;
(iii)expand the categories of individuals who are “eligible employees” who are eligible to participate in the Share Award Plan;
(iv)extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Share Award Plan;
(v)permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or
(vi)change the amendment provisions of the Share Award Plan.
In addition, no amendment to the Share Award Plan or any Share Awards granted pursuant thereto may be made without the consent of a Share Award Plan participant if it adversely alters or impairs the rights of such participant in respect of any Share Award previously granted to such participant under the Share Award Plan.

The Corporation’s annual burn rate under the Share Award Plan was 0.60% for the year ending December 31, 2023, nil% for the year ending December 31, 2022 and nil% for the year ending December 31, 2021. For this purpose, the burn rate is calculated by dividing the total number of Share Awards granted during the applicable fiscal year divided by the weighted average number of Common shares outstanding for the applicable fiscal year. The burn rate is subject to change, from time to time, based on the number of Share Awards granted and the total number of Common Shares issued and outstanding.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The Corporation currently has two security-based compensation plans: the Stock Option Plan and the Share Award Plan.
As at December 31, 2023, the only outstanding Options, warrants and rights granted under an equity compensation plan were Options granted under the Stock Option Plan. The Common Shares available for issuance under such plans as at December 31, 2023 are as follows:

Plan category	Number of Common Shares to be issued upon exercise of outstanding Options and Share Awards	Weighted-average exercise price of outstanding Options(1)	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	7,461,773	$2.72	2,957,581
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	7,461,773	$2.72	2,957,581

Note:
(1)Relates to outstanding Options only.

See “Equity Compensation Plan Information – Stock Option Plan” and “Equity Compensation Plan Information – Share Award Plan”, respectively, for particulars of the outstanding Options and Share Awards as at March 26, 2024.
TERMINATION AND CHANGE OF CONTROL BENEFITS
The Corporation has entered into employment agreements with each of the Named Executive Officers (the “Employment Agreements”, each an “Employment Agreement”). Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof. Effective January 1, 2023, if the Employment Agreements of the Named Executive Officer are terminated by the Corporation other than for cause, each Named Executive Officer shall be entitled to 12 months’ pay in lieu of notice. If the Employment Agreements are terminated by the Corporation other than for cause, then all unexercised and unvested Options then held by each are governed by the terms of the Stock Option Plan and all unvested Share Awards held by each are governed by the terms of the Share Award Plan. Furthermore, if there is a change of control of the Corporation and the Named Executive Officer is terminated without cause within one year following such change of control, then the terminated employee shall be entitled to 24 months’ pay in lieu of notice, in the case of Dr. Coffey and Mr. Look, and 12 months’ pay in lieu of notice, in the case of Ms. Hagerman, Ms. Levin and Dr. Heineman. Termination pay as discussed in this paragraph includes payment in lieu of benefits that otherwise would have been earned during the applicable term.
The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation.
The following table reflects amounts payable to the Named Executive Officers with termination without cause or change of control benefits, assuming that their employment was terminated on December 31, 2023 without cause or due to a change of control of the Corporation.

Name	Termination without Cause Severance(1)(2) ($)	Change of Control Severance(3) ($)
Dr. Matthew C. Coffey	827,409	1,654,818
Kirk J. Look	608,940	1,217,880
Dr. Thomas C. Heineman(4)	500,706	500,706
Allison Hagerman	475,694	475,694
Amy G. Levin(4)	363,201	363,201

Notes:
(1)Named Executive Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such Named Executive Officer is terminated unless otherwise approved by the Board of Directors.
(2)Upon termination, unless otherwise approved by the Board of Directors, Named Executive Officers are entitled to receive the number of shares equal to the number of RSAs granted multiplied by a fraction (A) the numerator of which is the number of days from the grant date in respect of the applicable share award to the termination date; and (B) the denominator of which is the total number of days comprising the vesting period in respect of such share award. The shares will be issued at the earlier of the 31st day following the completion of the vesting period and the 90th day after the date such member is terminated.
(3)On a change of control of the Corporation, the Named Executive Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such officer is terminated. On a change of control of the Corporation, Named Executive Officers shall be entitled to all shares equal to the number of RSAs granted, whether vested or not. All applicable shares shall be issued effective immediately prior to the completion of the change of control transaction.
(4)U.S. Employees are paid in U.S. dollars and are presented in U.S. dollars.

PENSION PLAN BENEFITS
The Corporation does not provide pension plan benefits to its Named Executive Officers and employees.
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
No director, officer or nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
There are no material interests, direct or indirect, of directors, proposed directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Management of the Corporation is not aware of any material interest, direct or indirect, of any director or nominee for director, or executive officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Governance Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and recommends to the Board for approval the Corporation’s interim financial statements, and also reviews and recommends the year-end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. The Compensation Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.
The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.
Composition of the Board
As at December 31, 2023, the Corporation had seven (7) Board members. A majority of the directors of the Corporation are independent. The six (6) independent directors of the Corporation were Deborah Brown, Angela Holtham, Wayne Pisano, Bernd R. Seizinger, James T. Parsons and Jonathan Rigby. Ms. Andrews joined the Board effective January 5, 2024.
The one director of the Corporation who is not independent is Dr. Matthew C. Coffey, the President and Chief Executive Officer of the Corporation.
The nominees as directors of the Corporation who are also directors of other reporting issuers (or the equivalent in a foreign jurisdiction) are as follows:

Director	Other Reporting Issuers
Patricia Andrews	GlycoMimetics, Inc.

James T. Parsons	Sernova Corp. DiaMedica Therapeutics Inc.

Wayne Pisano	Altimmune, Inc.

Bernd R. Seizinger	Aptose Biosciences Inc. Aprea Therapeutics, Inc. Nykode Therapeutics ASA BioInvent International AB

Mr. Wayne Pisano, the Chair, is an independent director. The principal responsibility of the Chair is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Chair, individually or with the support of the committees, consults with the President and Chief Executive Officer on selection of committee members and committee chairs, Board meetings and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Chair also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the President and Chief Executive Officer, or personal liability matters.

Board Mandate
The text of the Board’s written mandate is attached as Schedule “A” to this Circular.
Attendance at Meetings
The following is a summary of attendance of the directors at meetings of the Board and its committees during the year-ended December 31, 2023.

Director	Board	Audit Committee	Governance Committee	Compensation Committee	Science & Development Committee
Wayne Pisano(1)	9 of 9	3 of 4	3 of 3	4 of 5	2 of 2
Matt Coffey	9 of 9	N/A	N/A	N/A	N/A
Angela Holtham	9 of 9	4 of 4	N/A	5 of 5	N/A
James Parsons	9 of 9	4 of 4	3 of 3	N/A	N/A
Bernd Seizinger	9 of 9	N/A	N/A	5 of 5	2 of 2
Deborah Brown	9 of 9	4 of 4	N/A	5 of 5	N/A
Jonathan Rigby	8 of 9	N/A	3 of 3	N/A	N/A
Note:
(1)Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit, Governance and Science & Development Committees.

While the independent Board members do not regularly schedule meetings at which neither non-independent directors or members of management are present, such independent directors hold in camera sessions at each regularly scheduled Board meeting and the Board otherwise ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the ABCA and the Board’s mandate. The Board may determine that it is appropriate to hold in camera sessions excluding directors with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse himself or herself from considering and voting with respect to the matter under consideration.
Position Descriptions
The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer which delineates the role and responsibilities of this position.
Orientation and Continuing Education
The Board provides new directors with the Board and committee mandates and reviews these with the new Board members. The Board and management review the nature and operations of the Corporation, initially upon appointment and continually through scheduled Board meetings and other sessions as required.
The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required or requested.

Ethical Business Conduct
The Board has adopted a written code of ethics for the directors, officers and employees of the Corporation. A copy of the code is available on the Corporation’s website www.oncolyticsbiotech.com. The Board satisfies itself regarding compliance with the code through its review of the activities of the Corporation, discussions by the Audit Committee with the external auditors of the Corporation without management present, and enquiries of management.
The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest. The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.
The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.
Nomination of Board Members
The Corporation identifies potential director candidates through a search process that may include the use of an executive search firm. Qualifications of potential candidates are reviewed and interviews are held by members of the Governance Committee with the potential candidates. The Governance Committee makes recommendations to the Board with respect to new director candidates.
The Governance Committee is comprised entirely of independent directors. The Governance Committee, in its capacity as the nominating committee, has the responsibility to present the annual slate of directors to the Board for the Board’s approval. Once approved by the Board, the proposed selection is then presented to the Shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.
Determination of Compensation of Directors and Officers
The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors’ roles and responsibilities and an analysis of the competitive position of the Corporation’s director compensation program, including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged from time to time to provide additional relevant information to the Compensation Committee.
Further information regarding the activities of the Compensation Committee is provided above under the heading “Compensation Discussion and Analysis”.
Other Board Committees
The Board has established four committees, each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee, Governance Committee and Science & Development Committee. Mandates for the Board and each of the committees of the Board can be found on the Corporation’s website under “Investors/Corporate Governance” at
https://oncolyticsbiotech.com/investor-overview/corporate-governance/.

Assessments of Directors and the Board
Through its Governance Committee, the Board assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the Shareholders at the next annual meeting.
Director Term Limits
The Corporation actively encourages independent board member renewal through its formal term limit policy, adopted on June 30, 2015, whereby the independent director term limit is set at 12 years. Under the policy, the Board maintains the discretion to extend a directors’ term, if under the circumstances, it is in the best interest of the Corporation and its shareholders. This in practice ensures that new independent directors are appointed regularly, without losing the experience base of long serving directors.
Policies Regarding the Representation of Women on the Board and in Management
While the Board recognizes the potential benefits from new perspectives which could manifest through increased gender diversity within its ranks, the Board has not formally adopted a written board diversity policy regarding the number or percentage of female members that it wishes to include on the Board. The Board does not believe it is in the Corporation’s interests to implement a written board diversity policy at this time. The selection of candidates for appointment to the Board will continue to be based on the skills, knowledge, experience and character of individual candidates and the requirements of the Board at the time, with achieving an appropriate level of diversity on the Board being one of the criteria that the Governance Committee considers when evaluating the composition of the Board.
When considering candidates for senior management positions, the Corporation focuses on attracting and retaining experienced and highly skilled individuals that can add value to its business. Rather than considering the level of representation of women in executive officer positions when making executive officer appointments, the Corporation considers all candidates based on their merit and qualifications relevant to the specific role.
Additionally, while the Corporation recognizes the benefits of diversity at all levels within its organization, the Corporation does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of female board nominees or candidates for executive management positions or that would otherwise force the composition of the Board or the Corporation’s executive management team. The Board does not believe it is in the Corporation’s best interests to implement such targets at this time.
As of the date hereof, there are two women directors on the Board and one additional female nominee as a director at the Meeting, representing 37.5% of the eight (8) directors nominated for election as directors at the Meeting and 42.9% of the seven (7) independent directors nominated as directors at the Meeting. In addition, as of the date hereof, two (2) of the five (5) senior officers are female, representing 40.0% of the senior officers of the Corporation.
Director Shareholding Requirements
The Board recognizes that share ownership by members of the Board is a key element of strong corporate governance. The Board has adopted a director shareholding requirement policy that each independent director will have purchased Common Shares on the open market, equal to one times the director’s base annual retainer. The value of each director’s shareholdings will be based on the purchase price of the Common Shares and will be reported to the Board at each regular meeting.

ADDITIONAL INFORMATION
Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR+) which can be accessed at www.sedarplus.com. Financial information of the Corporation is provided in the comparative annual financial statements and management’s discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5 or by email at info@oncolyticsbiotech.com.

SCHEDULE A
ONCOLYTICS BIOTECH INC.
MANDATE OF THE BOARD OF DIRECTORS
1.Policy Statement
The Board of Directors (the "Board") of Oncolytics Biotech Inc. (the "Corporation") has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.
The President and Chief Executive Officer (the “CEO”) and senior management of the Corporation (“Management”) have responsibility to formulate strategies and plans and present them to the Board for approval. The Board:
•approves the goals of the business;
•approves the objectives and policies within which the business of the Corporation is managed;
•assumes a stewardship role; and
•evaluates Management’s performance.
The CEO keeps the Board fully informed of the Corporation’s progress towards the achievement of its goals and of all material deviations from the goals and objectives and policies established by the Board.
2.Composition and Operation
(a)The Board will consist of a minimum of 1 and a maximum of 11 directors, in accordance with the Articles of Incorporation of the Corporation.
(b)The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who: (i) meets the requirements of NASDAQ Rule 5605 and National Instrument 58-101; (ii) is independent of management; and (iii) is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.
(c)The Board should consist of professional and competent members with an appropriate mix of skills and abilities to ensure that the Board carries out its duties and responsibilities in the most effective manner and that the Corporation meets its legal, financial and operational duties and objectives.
(d)The Board will review the need for a Board Diversity Policy annually.
(e)At least ¼ of the members of the Board must be resident Canadians, in accordance with the Business Corporations Act (Alberta).

(f)An individual who has served on the Board for a period of twelve (12) years shall not be eligible to be nominated for re-election to the Board unless an exception to the term limit of twelve (12) years is recommended by the Board.
Chair:
The members of the Board shall elect an independent Chair from among the independent members of the Board and the Chair shall preside at all meetings of the Board. The Chair of the Board shall be responsible for leadership of the Board, including preparing or approving the agenda, presiding over the meetings, and making board assignments. In addition, the responsibility of the Chair is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Chair, individually or with the support of the committees, consults with the CEO on selection of committee members and committee chairs, Board meetings and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Chair also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the CEO, or personal liability matters.
Delegation:
The Board operates by delegating certain of its authorities to Management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chair, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta), the Board may establish committees of the Board, delegate powers, duties and responsibilities to such committees and seek the advice of such committees. The Board may establish ongoing committees of the Board with specific mandates and obligations to report to the entire Board, as well as establish ad hoc committees to deal with particular issues that might arise from time to time. The Board has presently established the following committees: the Audit Committee, the Governance Committee, the Compensation Committee and the Science and Technology Committee.
3.Responsibilities
The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests that its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.
The Board is accountable to shareholders. In pursuing its objectives, the Board recognizes that the Corporation affects and is affected by many stakeholders. The Board will take these relationships into consideration in discharging its responsibilities, but these relationships do not change the nature of the Board's accountability.
4.External Advisors
If, in order to properly discharge its function, duties and responsibilities, it is necessary, in the opinion of the Board that the Board obtains the advice and counsel of external advisors, the Board may engage the necessary advisors.

5.Specific Duties
LEGAL REQUIREMENTS
(a)The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.
(b)The Board has the statutory responsibility to:
(i)manage the business and affairs of the Corporation;
(ii)act honestly and in good faith with a view to the best interests of the Corporation;
(iii)exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and
(iv)act in accordance with its obligations contained in the Business Corporations Act (Alberta) and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.
(c)The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to Management or to a committee of the Board:
(i)any submission to the shareholders of a question or matter requiring the approval of the shareholders, including the adoption, amendment or repeal of by-laws;
(ii)the filling of a vacancy among the Directors;
(iii)the issuance of securities;
(iv)the declaration of dividends;
(v)the purchase, redemption or any other form of acquisition of shares issued by the Corporation;
(vi)the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;
(vii)the approval of management proxy circulars;
(viii)the approval of the audited annual financial statements;
(ix)review and approve all securities offering documents (including documents incorporated therein by reference) of the Corporation; and
(x)All material significant transactions, including, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets of the Corporation or of another entity by the Corporation, or any similar form of business combination and the establishment of any credit facilities and any other long-term debt commitments, including the approval of any agreements, circulars or other documents in connection therewith.

MANAGING THE AFFAIRS OF THE BOARD
(a)The Board manages the affairs of the Board including:
(i)appointing committees and advisory bodies, including those listed in Section 2;
(ii)establishing the terms of reference of, delegating responsibilities to and seeking advice of the committees;
(iii)approving terms of reference for the Chair and individual directors;
(iv)implementing processes to evaluate the performance of the Board, the Committees and individual directors in fulfilling their respective responsibilities;
(v)implementing processes for new director orientation and ongoing director development;
(vi)appointing the Corporate Secretary;
(vii)implementing effective governance processes to fulfill its responsibility for oversight; and
(viii)making recommendations to the shareholders in the following areas:
(A)director nominees;
(B)appointment of the external auditors; and
(C)any special business items to be addressed by shareholders that may be brought forward to the Board from time to time.
INDEPENDENCE
(b)The Board has the responsibility to:
(i)implement appropriate structures and procedures to permit the Board to function independently of Management;
(ii)schedule meetings of the independent board members separately from Management and Management directors as part of each regularly scheduled board meeting;
(iii)implement appropriate procedures to enable an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances, while ensuring there is no conflict of interest and that at least the independent directors are aware of and approve the engagement.
STRATEGY DETERMINATION
(a)The Board shall:
(i)participate with Management in developing and adopting the Corporation’s strategic planning process, including:
(A)providing input to Management on emerging trends and issues;

(B)reviewing and approving on an annual basis Management’s strategic plan, which takes into account, among other things, the opportunities and risks of the business of the Corporation; and
(C)reviewing and approving on an annual basis the Corporation’s financial objectives, plans and actions;
(ii)approve annual capital and operating budgets which support the Corporation’s ability to meet the objectives established in the strategic plan; and
(iii)annually review operating and financial performance results relative to established strategy, budgets and objectives.
MANAGING RISK
(a)The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.
(b)The Board has the responsibility to:
(i)with the assistance of the Audit Committee, monitors corporate financial performance against operating and capital plans;
(ii)receive, at least annually, reports from Management and, where applicable, from Committees, on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights and related party transactions.
MANAGEMENT AND HUMAN RESOURCES
(a)With the assistance of the Compensation Committee, the Board is responsible for:
(i)appointment, termination and succession of the Chief Executive Officer ("CEO");
(ii)approving CEO compensation;
(iii)approving terms of reference for the CEO;
(iv)monitoring CEO performance and reviewing CEO performance at least annually against agreed upon written objectives;
(v)providing advice and counsel to the CEO on the execution of the CEO’s duties;
(vi)approving material decisions relating to Management, including:
(A)appointment and termination of executive officers; and
(B)compensation and benefits to executive officers;
(vii)satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation;

(viii)ensuring succession planning programs are in place, including programs to train, develop and monitor continuity in Management;
(ix)implement and monitor an appropriate Code of Ethics for all directors, officers and employees of the Corporation addressing:
(A)conflicts of interest and the procedures to identify and manage with conflicts of interest;
(B)protection and proper use of corporate assets and opportunities;
(C)confidentiality of corporate information;
(D)compliance with applicable laws, rules and regulations; and
(E)reporting of any illegal or unethical behavior.
(x)ensure that the Corporation has a high regard for the environment and has in place appropriate programs and policies;
(xi)ensure that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.
REPORTING AND COMMUNICATION
(a)The Board has the responsibility to :
(i)verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;
(ii)verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
(iii)verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;
(iv)verify the timely reporting of any other developments that could have a significant and material impact on the value of the Corporation; and
(v)report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.
MONITORING AND ACTING
(a)The Board has the responsibility to:
(i)review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;
(ii)verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;
(iii)approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(iv)monitor the Corporation’s progress towards its goals and objectives and revise and alter its direction through management in response to changing circumstances;
(v)take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant;
(vi)receive reports from management related to significant changes in the intellectual property portfolio of the Corporation and to monitor disposition and abandonment of any significant parts of the intellectual property portfolio of the Corporation; and
(vii)verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.
6.Other Activities
(a)The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.
(b)The Board may perform any other activities consistent with this Mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.
(c)The Board shall annually review the corporate structure, consider the recommendations of the Audit Committee and elect or appoint the officers and directors of each subsidiary of the Corporation.
(d)The Board shall assess on an annual basis, the adequacy of this Mandate and the performance of the Board.
7.Date of Mandate
This Mandate was last reviewed and approved by the Board on March 7, 2024.

QUESTIONS MAY BE DIRECTED TO ONCOLYTICS BIOTECH INC.’S
PROXY SOLICITATION AGENT

North America Toll Free:
1-877-452-7184

Collect Calls Outside North America:
416-304-0211

Email:
assistance@laurelhill.com